

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 26, 2009

By U.S. Mail and Facsimile to: (541) 618-6001

Michael D. Fowler
Chief Financial Officer
PremierWest Bancorp
503 Airport Road – Suite 101
Medford, Oregon 97504

> **Re: PremierWest Bancorp**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **(Filed May 5, 2009)**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **(Filed May 11, 2009)**
> **File No. 000-50332**

Dear Mr. Fowler:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

General

1. Please advise the staff regarding any agreements or understandings, written or oral, between PremierWest and its financial regulators. In particular, please advise the staff regarding any requirements that PremierWest raise additional capital, increase its liquidity or change its lending practices in a material way. If

any agreement does exist, please revise your disclosure to identify any material actions taken by PremierWest to meet the terms of any agreement with your regulators.

2.   In the last two quarters, PremierWest has experienced losses directly tied to increases in loan loss reserves. PremierWest has also seen its non-performing assets increase year over year and from your fiscal year end to the end of the first quarter. In future filings, please expand your management's discussion to discuss particular portions of your loan portfolio that are particularly affected, over and above your discussion of the concentrated relationships that developed three quarters of the non-performing loans. Also, please expand your discussion of actions that management has taken to address asset quality and to mitigate losses.

Item 11. Executive Compensation, page 45

Bonus Compensation, page 13 of Definitive Proxy Statement on Schedule 14A

3.   Please tell us why you have not disclosed the performance targets utilized in determining annual cash bonuses under the 2008 Bonus Plan for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the budgeted net profit goals used as bases for awarding annual cash bonuses to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

4.   Please tell us how you concluded that the 2008 Bonus Plan was not required to be filed as an exhibit to the Form 10-K/A. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 45

Transactions with Directors and Officers, page 32

5.   We note the disclosure that loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as

those prevailing at the time for <u>comparable loans with persons *not related to the lender*</u> (emphasis added). Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Restricted Equity Securities, F-9

6.   Please revise your future filings to more clearly discuss your accounting for these securities, including your impairment policies. Refer to the guidance of paragraphs 12.21 to 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.

Goodwill, F-11

7.   It appears that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters. In an effort to help us better understand your annual goodwill impairment testing, please provide us the additional details regarding your annual impairment testing for 2008 and include in future filings:

  * provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;
  * identify specifically which reporting units, if any, required the second step of impairment testing and the results of such testing;
  * describe each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
  * clarify how you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
  * provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
  * explain how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Please also tell us if you performed interim goodwill impairment testing for reporting periods subsequent to December 31, 2008, the results of such testing, and if not, your consideration of paragraph 28 of SFAS 142.

Note 7 – Allowance for Loan Losses, F-29

8.   We note your disclosure throughout the filing concerning the increased trending in the level and magnitude of impaired loans. Please tell us, and address the following in future filings concerning impaired loans:

   * in those instances where you determined that a loan was impaired, explain in detail how you determined the fair value of the underlying collateral. Your response should discuss, but not be limited to, valuation models and techniques used, significant assumptions used, appraisals obtained (timing, third-party or in-house appraisals, etc.), etc.;
   * in regards to the preceding point, tell us how frequently you update your valuations on your impaired loans and the dates of your last appraisals and/or internal valuation estimates for material impaired loans recorded;
   * in those instances where you determined there was an impairment and that you recorded a provision as a result of a deficiency in the fair value of the underlying collateral, justify why no charge-off was required (emphasis added to those instances where bankruptcy is involved); and
   * tell us if you have modified any loan agreements (e.g. extended any maturity dates, etc.) and provide your assessment of whether or not the loan was restructured or troubled (refer to SFAS 15 and EITF 02-4).

Please also provide an analysis for interim reporting periods subsequent to December 31, 2008.

Note 16 – Federal Income Taxes, F-35

9.   Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically detail the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS 109 (refer also to paragraph 103). Please also provide an analysis for interim reporting periods subsequent to December 31, 2008.

Exhibits 31.1 and 31.2

10.   We note that Exhibits 31.1 and 31.2 to the Form 10-K/A contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, you have added the word "annual" in a number of places in the certifications. We note that you have made similar modifications in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended March 31, 2009. In future filings, please ensure that the certifications are in the exact form as set forth

in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in
Commission statements or staff interpretations.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Exhibit 10.3

11.   We note that you filed the Purchase and Assumption Agreement as Exhibit 10.3
to the Form 10-Q. We also note that you did not file the schedules to the
agreement. Please tell us tell us how you concluded that the schedules are not
required to be included as part of the exhibit to the Form 10-Q.

Closing Comments

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a cover letter with your response that
keys your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact David Irving at (202) 551-3321 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any other questions

Sincerely,

Christian Windsor
Special Counsel